SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. 1)

Moody’s Corp. (Name of Issuer)

Common Stock (Title of Class of Securities)

615369105 (CUSIP Number)

February 13, 2009 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☒ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 615369105	13G/A	Page 1 of 1 Pages

The Form 13G filed on February 13th, 2009 (0000898432-09-000170) on behalf of Marshfield Advisers (0000914976) was made in error. Marshfield does not hold or exercise beneficial ownership over shares of Moody’s Corp. sufficient to require a Form 13G be filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 18, 2009

Marshfield Associates*
By:	Kimberly Vinick, its Chief Compliance Officer

/s/ Kimberly Vinick
Kimberly Vinick

* The Reporting Person disclaims beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.